Exhibit 99.2

Press release

WiLAN Announces Election of Directors

OTTAWA, Canada – June 19, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that all of management’s nominees listed in its May 19, 2014 management proxy circular were elected as directors of the Company at WiLAN’s June 18, 2014 annual shareholders’ meeting (the “Annual Meeting”). The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert S. Bramson	36,401,319	88.74	4,616,586	11.26
Dr. Michel Tewfik Fattouche	39,059,784	95.23	1,955,121	4.77
John Kendall Gillberry	36,372,601	88.67	4,645,304	11.33
William Keith Jenkins	36,383,343	88.70	4,634,562	11.30
W. Paul McCarten	36,394,008	88.73	4,623,897	11.27
Jim Roche	36,442,876	88.85	4,575,029	11.15
Richard J. Shorkey	36,319,591	88.55	4,698,314	11.45
James Douglas Skippen	36,504,037	89.00	4,513,868	11.00

WiLAN also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors, the Company’s shareholder rights plan, the reduction of stated capital resolution, amendments to the Company’s By-Law No.1 and the Company’s new By-Law No.2.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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